Exhibit 16.1

June 13, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 13, 2014, of ZaZa Energy Corporation and are in agreement with the statements contained in paragraphs one, two, three, four and five on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in paragraph four on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2012 financial statements.

/s/ Ernst & Young LLP